

November 8, 2010

Via U.S. Mail and Facsimile: (305) 751-4903
Mr. Michael S. Steiner
President and Chief Executive Officer
EnviroStar, Inc.
290 N.E. 68th Street
Miami, Florida 33138

      Re: **EnviroStar, Inc.**
              Form 10-K for fiscal year ended June 30, 2010
              Filed September 24, 2010
              File No. 001-14757

Dear Mr. Steiner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended June 30, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Liquidity and Capital Resources, page 12

1. In future filings, please discuss whether your existing cash, cash equivalents, net cash from operations and sources of liquidity will be sufficient to fund your operations, anticipated capital expenditures and debt repayment obligations for at least the next twelve months. In addition, provide a discussion regarding the company's ability to meet its long-term liquidity needs. Note that we consider "long-term" to be the period in excess of the next twelve months. Refer to Section IV of the Commission's Interpretive Release on Management Discussion and Analysis of Financial Condition and Results of

Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Definitive Proxy Statement filed on Schedule 14A Incorporated by Reference

Stockholders' Agreement, page 4

2. In future filings, please file a copy of the Amendment to Stockholders' Agreement and Joinder of Amended Stockholders' Agreement, dated April 28, 2008, as an exhibit. See Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354, or me, at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director